UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 8, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE

FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. (“IPG”) Enters into Arrangement Agreement to be Acquired by Clearlake Capital Group, L.P. in a US$2.6 Billion Transaction

•	IPG shareholders to receive CDN$40.50 per share in cash

•	Transaction provides immediate liquidity and certainty of value to IPG shareholders at a substantial premium of approximately 66% to the 30-day volume weighted average trading price

MONTREAL, QC, SARASOTA, FL, and SANTA MONICA, CA – March 8, 2022 – Intertape Polymer Group Inc. (TSX:ITP) (“IPG”, or the “Company”) today announced that it has entered into a definitive agreement to be acquired by an affiliate of Clearlake Capital Group, L.P. (together with certain of its affiliates, “Clearlake”). Under the terms of the agreement, Clearlake will acquire the outstanding shares of IPG for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. This represents a premium of approximately 82% to the closing price of IPG common shares on the Toronto Stock Exchange on March 7, 2022 and approximately 66% to the volume weighted average trading price of IPG common shares on the Toronto Stock Exchange for the preceding 30 trading days. Upon completion of the transaction, IPG will become a privately held company.

“We believe this transaction is a great next step in the evolution of our business as Clearlake has strong industry knowledge in the protective packaging and e-commerce ecosystems. Clearlake provides us the operational and financial resources to accelerate our acquisition strategy, as well as organic growth opportunities such as investing in product innovation, sustainability, and market expansion,” said Greg Yull, President and Chief Executive Officer of IPG. “We have built a scaled business serving a diverse set of growing end markets, and have seen particularly strong growth in our large e-commerce segment. Clearlake’s investment reflects its confidence in our people, processes, and strategy, and this transaction will advance our vision of becoming a global leader in packaging and protective solutions. We believe this all-cash transaction represents an attractive return and provides certainty for our shareholder base.”

“IPG has succeeded over the decades through hard work, innovation, and a commitment to all of our stakeholders,” said James Pantelidis, Chair of the Board of IPG. “Our Board determined that this transaction is in the best interests of both the Company and shareholders after carefully evaluating its alternatives, as it will deliver immediate liquidity and maximize value to our shareholders while providing the Company with additional flexibility to operate as a private company. This transaction also represents another major milestone for IPG and affirms the tremendous value and market leadership that the entire team at the Company has worked to build over the years.”

“We have a long-standing respect and admiration for Greg and his team as they have built on IPG ’s position as a key packaging and protective solutions provider to a diverse set of attractive and growing end-markets,” said José E. Feliciano, Co-Founder and Managing Partner, and Arta Tabaee, Managing Director, of Clearlake. “We believe IPG’s customer-centric and sustainability-oriented approach and capabilities position the Company well to capitalize on growth within its target end markets, and the addition of IPG to our portfolio highlights our thesis that long-term consumer trends favor providers focused on sustainability and innovation. We look forward to partnering with the IPG team to leverage our O.P.S.® value creation framework and continue driving growth for this exciting platform, both organically and through acquisitions.”

The IPG Board of Directors, having received the unanimous affirmative recommendation of a special committee of independent directors, has unanimously determined that the transaction is in the best interests of IPG and fair to IPG shareholders, and recommends that IPG shareholders approve the transaction. Clearlake has entered into voting support agreements with each of the directors of IPG, under which each has agreed to vote all of his or her IPG common shares in favor of the transaction with Clearlake.

The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. Further information regarding the transaction will be included in an information circular to be mailed to IPG shareholders in connection with a meeting of IPG shareholders, currently expected to be held in May 2022, to consider and approve the transaction. A copy of the information circular will be available under IPG’s profile on SEDAR at www.sedar.com and on EDGAR at sec.gov/edgar.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to IPG. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Fasken Martineau DuMoulin are serving as legal advisors to IPG. National Bank Financial Inc. is serving as independent financial advisor to the IPG Board of Directors and provided a fairness opinion to the IPG Board of Directors on a fixed-fee basis.

Goldman Sachs & Co. LLC is serving as lead financial advisor to Clearlake. Credit Suisse and Deutsche Bank Securities Inc. are also acting as financial advisors to Clearlake. Kirkland & Ellis LLP and Stikeman Elliott LLP are acting as legal advisors to Clearlake. Credit Suisse, Deutsche Bank Securities Inc., and Wells Fargo are providing committed financing in support of the acquisition.

Fourth Quarter and Annual 2021 Financial Results

IPG expects to issue a news release with its fourth quarter and annual 2021 financial results before markets open on March 11, 2022, previously published as March 15, 2022. In light of entering into the arrangement agreement, IPG will not hold its previously scheduled fourth quarter and annual 2021 financial results conference call.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. For information about the Company, visit www.itape.com.

About Clearlake Capital Group, L.P.

Founded in 2006, Clearlake is an investment firm, operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake currently has over $60 billion of assets under management, and its senior investment principals have led or co-led over 300 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @Clearlakecap.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the ability to obtain required regulatory, shareholder and court approvals for the transaction, the timing of obtaining such approvals, the risk that such approvals may not be obtained in a timely manner or at all and the risk that such approvals may be obtained on conditions that are not anticipated; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the ability to achieve the expected benefits of the transaction; the Company’s ability to continue to effectively cover the dollar contribution spread between selling price and raw materials plus freight; the Company’s ability to effectively navigate supply constraints; future dividend payments; the COVID-19 pandemic (including the operations of the Company’s facilities, the Company’s priorities as it moves through the pandemic and the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic); the Company’s outlook; the Company’s modification of its supply plans as needed to navigate any further supply chain disruptions; and the Company’s expansion of its production capacity (including the related investment time horizon, expected returns, and demand and risk expectations) may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the availability of raw materials; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information—Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Intertape Polymer Group Inc. Contact:

Ross Marshall

LodeRock Advisors Inc.

ross.marshall@loderockadvisors.com

+1 (416) 526-1563

Clearlake Capital Group, L.P. Media Contact:

Jennifer Hurson

Lambert & Co.

jhurson@lambert.com

+1 (845) 507-0571

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